

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 29,2006

Mr. Guy Elliott
Finance Director
Rio Tinto plc & Rio Tinto Limited
6 St James's Square
London, SW1Y 4LD, England

Re: Rio Tinto plc & Rio Tinto Limited
Form 20-F for Fiscal Year Ended December 31, 2005
Filed June 23, 2006
File No. 1-10533 & 0-20122

Dear Mr. Elliott:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Mr. Guy Elliott
Rio Tinto Plc & Rio Tinto Limited
December 29, 2006
page 2

Rio Tinto PLC – Rio Tinto Limited

Financial Statements

Cash Flow Statement for the Year Ended 31 December 2005, page A-4

1. We note your subtotal of Cash flow before financing activities. Please tell us why you believe the presentation this subtotal is appropriate. We are unable to locate any guidance within IAS 7 to suggest this presentation is contemplated.

2. Please tell us the nature of the exploration and evaluation costs charged against profit and reflected in the operating activities section of your cash flow and also the nature of the exploration and evaluation expenditures reflecting in the investing section of your statement of cash flows.

Note 1 – Principal Accounting Policies

(h) Deferred Stripping, page A-15

3. Please clarify whether or not you have determined that deferred stripping costs represent an asset, and if so, the nature of that asset under IFRS.

4. Please explain in detail why you believe the use of a deferred stripping model is in compliance with IFRS.

5. Please explain why you believe it is appropriate to charge these costs against profit rather than as a component of your inventory.

6. We note your disclosure that indicates in some operations, certain stripping costs are accounted for differently when a major departure from the life of mine stripping ratio occurs. Please tell us in greater detail why you believe certain stripping costs incurred in the production stage of a project should be accounted for differently. Please clarify for us the threshold used to make such a determination.

(i) Depreciation and impairment, page A-15

7. We note your disclosure that states in certain limited circumstances other mineral resources are used in depreciation calculations under IFRS. Please provide us with an understanding of how a high degree of confidence is obtained regarding the economic extraction of these resources. Please describe the level of certainty

associated with these resources including the amount of data used to support your confidence level.

(m) Deferred Tax

8.   Please provide us with an explanation of why you do not believe it is appropriate under IFRS to recognize your deferred taxes associated with decommissioning assets and liabilities for your internal projects either at inception or when they are depreciated. It would appear that when such amounts are amortized or accreted, a financial statement consequence occurs that should include the recognition of deferred taxes. Please explain why you believe these decommissioning assets and liabilities are different than those that are acquired in a transaction accounted for as a purchase.

9.   Please expand your policy disclosure to address your accounting for deferred taxes associated with financing type leases.

General

10.   Please provide an accounting policy disclosure associated with leases, interest income and dividends.

Note 2 – Reconciliation of Net Earnings to Underlying Earnings, page A-20

11.   Please explain in greater detail the purpose of this disclosure and how this information is used by management, if applicable. Refer to paragraph 42 of IAS 14. We note your related disclosure on page A-99. We may have further comment.

Note 5 – Impairment Charges, page A-22

12.   We note your disclosure that indicates your fair value determination included a Rand exchange rate based on a historical average. Please tell us why you believe a historical average is appropriate. Please explain how the guidance of paragraph 54 of IAS 36 was considered.

Note 52 – Reconciliation to U.S. Accounting Principles

Exploration and evaluation, page A-97

13.   We note your disclosure that indicates U.S. GAAP does not permit exploration expenditures to be carried forward unless the viability of the project is supported by a final feasibility study. Please note that under U.S. GAAP, all exploration costs should be expensed as incurred regardless of a projects stage of development or the existence of reserves. The current presence or subsequent determination of reserves is not determinative when accounting for explorations costs under U.S. GAAP. Please tell us what amounts you have capitalized in accordance with your policy.

Engineering Comments

Ore Reserves under Industry Guide 7, page 19

14.   For each of your coal mines, please tell us the extent that the reserve estimate is based by a mine plan. List the tonnage of any coal that is not incorporated in a mining plan.

Notes to Ore Reserves table, page 28

15.   In Note P, you disclose that portions of the Cortez Hills and Pipeline deposit reserves were reclassified as mineralized material following technical and economic reviews of the mine plans, and that the Crossroads extension to the Pipeline mine was added to reserves in 2005. Please provide a detailed explanation of your disclosure.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kevin Stertzel at (202) 551-3723, or Jill Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact Roger Baer, Mining Engineer, at (202) 551-3705 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director